Paychex Securities Corporation
Statement of Financial Condition
May 31, 2023

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Paychex Securities Corporation
Index
May 31, 2023

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SEC FILE NUMBER
8-48942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/22 (MM/DD/YY) AND ENDING 05/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Paychex Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Kenneth Drive
(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Wiley	585-336-6545	cwiley@paychex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Willowbrook Office Park #300	Fairport	NY	14450
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Paychex Securities Corporation, as of 5/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature] Claire Stein
Notary Public

CLAIRE STEIN
Notary Public, State of New York
NO. 01ST6406010
Qualified in Monroe County
Commission Expires 03/23/2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Paychex Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the "Company") as of May 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Fairport, New York
July 28, 2023

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, 300 WillowBrook Office Park, Suite 300, Fairport, NY 14450
T: (585) 232 4000, www.pwc.com/us

Paychex Securities Corporation
Statement of Financial Condition
May 31, 2023

(in thousands, except share amounts)

Assets		
Cash	$	21,416
Cash segregated under Federal and other regulations		10
Service fee receivable		3,964
Prepaid FINRA fees		261
Total assets	$	25,651
Liabilities and Stockholder's Equity		
Liabilities		
Fees payable to Paychex, Inc.	$	4
Accrued income taxes payable to Paychex, Inc.		7,949
Total liabilities		7,953
Stockholder's Equity		
Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding at May 31, 2023		-
Additional paid-in capital		120
Retained earnings		17,578
Total stockholder's equity		17,698
Total liabilities and stockholder's equity	$	25,651

The accompanying notes are an integral part of this statement of financial condition.

Paychex Securities Corporation
Notes to Statement of Financial Condition
May 31, 2023

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex Holdings LLC (the Parent), which is a wholly owned subsidiary of Paychex, Inc. (Paychex). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company processes transactions with several third party trading partners (investment partners) for Paychex. These investment partners then calculate and share revenue with the Company who pays a portion to the Parent via a quarterly dividend process.

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The financial statement is presented in U.S. dollars.

Subsequent Events
The Company has evaluated subsequent events for potential recognition and/or disclosure through July 28, 2023, the date of issuance of this Statement of Financial Condition. Subsequent to May 31, 2023, the Company declared and paid a dividend in the amount of $6,433 to the Parent.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets and liabilities at the end of the period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosure in the Company's financial statement.

Concentration and Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivables. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. These deposits may exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivables consist of amounts due from several large investment partners with a past history of collectability. The Company has not experienced any material credit losses in connection with service fee receivables.

The Company currently transacts business with several different investment partners, two of which individually account for over 10% of revenue and combined comprise approximately 89% of the Company's service fee revenue for the reporting period. Individually, these two entities comprise 76% and 13%, respectively, of the Company's service fee revenue. Management believes that risk from concentration is mitigated as there are numerous other entities existing that the Company could transact with. These entities could assume a comparable level of business should one of these current investment partners no longer transact with the Company.

Fair Value
The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes
The Company is included in a consolidated U.S. federal income tax return, and various combined state income tax returns of Paychex. The Company's allocated share of both federal and state income tax

expense of the consolidated group is based on its proportional share of taxable income, excluding any allocation of tax expense related to uncertain tax positions that do not specifically relate to the Company. The Company settles this amount annually.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes on the Statement of Income.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $250, whichever is greater. As of May 31, 2023, the Company had net capital of $13,473, which was $12,943 in excess of its required capital. At May 31, 2023, the Company had aggregate indebtedness of $7,953. Aggregate indebtedness as a percentage of net capital was 59% at May 31, 2023.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers (Reserve Account) separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. As of May 31, 2023 the required amount to be on deposit in the Reserve Account was $1. At May 31, 2023, the Company's Reserve Account balance was $10, which was in excess of the reserve required. The Reserve Account is included on the Company's Statement of Financial Condition as cash segregated under Federal and other regulations.

Note C. Related Party Transactions

As disclosed in Note A, the Company has a tax sharing agreement with Paychex. In addition, the Company has an expense-sharing agreement with Paychex whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by Paychex on the Company's behalf. Paychex does not intend to reapportion any of these expenses back to the Company. As a result, no corresponding payable is reflected in the Company's Statement of Financial Condition for the year ended May 31, 2023 (fiscal 2023). Under this expense-sharing agreement, Paychex estimates management fee expenses of $3,665, which included various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by Paychex on the Company's behalf for fiscal 2023.